JULY 5, 2018

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	John Reynolds, Assistant Director

Office of Natural Resources

Wei Lu, Staff Accountant

Shannon Buskirk, Staff Accountant

Lisa Krestynick, Staff Attorney

Re:	Marathon Petroleum Corporation

Registration Statement on Form S-4

Filed May 29, 2018

File No. 333-225244

Ladies and Gentlemen:

Marathon Petroleum Corporation, a Delaware corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 25, 2018, with respect to the Company’s Registration Statement on Form S-4, Filed May 29, 2018 (the “Registration Statement”).

Simultaneously herewith, the Company is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). The changes reflected in the Amended Registration Statement include those made in response to the comments of the Staff set forth in the Staff’s letter of June 25, 2018 (the “Comment Letter”). The Amended Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

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United States Securities and Exchange Commission

Division of Corporation Finance

July 5, 2018

The Merger, page 77

Background of the Merger, page 78

1.	Please revise to disclose the principal strategic alternatives that the Andeavor board considered and why, as well as when, it determined not to pursue them. We note your disclosure that Goldman Sachs discussed “potential alternative strategic options” at the April 15, 2018 meeting of the Andeavor board.

Response: The Company has revised the disclosure on page 85 of the Amended Registration Statement.

2.	Regarding the April 17, 2018, telephonic meeting referenced at page 84, identify the members of the Marathon “executive management team.” Also identify the source(s) and discuss in greater detail the substance of the “various business scenarios, accretion/dilution analyses, value drivers and considerations, expected synergies,” etc. that team “reviewed” with the board.

Response: The Company has provided additional disclosure on page 86 of the Amended Registration Statement.

3.	Moreover, please revise to name the individuals who participated in each stage of the discussions and negotiations. In that regard, we note general references to members of Marathon and Andeavor management.

Response: The Company has revised the disclosure beginning on page 79 of the Amended Registration Statement.

4.	You refer often in the proxy statement / prospectus to the expected synergies, including suggestions that the synergies will total more than $1,000,000,000 annually. See for example the multiple references at page 84. However, you do not include a detailed description of the components and timing of the expected synergies.

For proper context, please provide additional detailed disclosure comparable to that which appears in the slides that form part of the investor presentation contained in exhibit 99.2 to the first Marathon Petroleum Form 8-K dated April 30, 2018. Also revise references to the “identification of approximately $1 billion in annual gross, run-rate synergies” at page 88 and elsewhere to clarify when the synergies of that magnitude are anticipated. The investor presentation materials do not indicate such synergies for at least

United States Securities and Exchange Commission

Division of Corporation Finance

July 5, 2018

a few years, and at page 132 you state that “unaudited forecasted financial information … by its nature becomes less predictive with each successive year.”

Response: The Company has provided additional disclosure on pages 59, 84, 85, 89, 120, 133 and 142 of the Amended Registration Statement.

Recommendation of the MPC Board and Reasons for the merger, page 87

5.	Revise to identify the source of the stated expectation that the merger will “incrementally generate in excess of $5 billion of free cash flow over the next five years,” and briefly explain how that amount was calculated.

Response: The Company has revised the disclosure on page 90 of the Amended Registration Statement.

6.	You state that the board considered the analyses prepared by its financial advisor, but you do not include as a “potentially negative factor” the comparable company analysis whereby Barclays determined that without synergies, the amount of the implied merger consideration to be paid exceeds the derived equity value reference range for shares of Andeavor common stock (see page 100). Please explain this apparent omission, or revise accordingly.

Response: We respectfully advise the Staff that the Company has carefully considered the Staff’s comment and has concluded that the suggested additional disclosure would not accurately describe the deliberations of the MPC board. As disclosed on page 88 of the Registration Statement (page 90 of the Amended Registration Statement), the MPC board considered Barclays’ fairness opinion to be a positive factor in connection with its evaluation of the merger. In doing so, the MPC board considered Barclays’ fairness opinion and the accompanying analyses as a whole and not as a series of separate analyses. As described on page 93 of the Registration Statement (page 95 of the Amended Registration Statement) under the section entitled “The Merger—Opinion of Barclays, MPC’s Financial Advisor”, Barclays informed the MPC board that considering any single analysis or factor in isolation, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying Barclays’ opinion because Barclays made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction in rendering its opinion. Thus, the MPC board considered Barclays’ fairness opinion as a whole and did not separately consider any individual piece of Barclays’ analysis on a standalone basis. As a result, the MPC board believes

United States Securities and Exchange Commission

Division of Corporation Finance

July 5, 2018

that to separately describe any single analysis as a negative or positive factor would not accurately describe the deliberations of the MPC board.

Accordingly, no changes have been made to the S-4 in response to the Staff’s comment.

Opinion of Barclays, MPC’s Financial Advisor, page 90

Summary of the Financial Analyses of MPC’s Financial Advisor, page 93

Expected Synergies Analysis, page 97

7.	In this section, further quantify and describe the pre-tax EBITDA and capital expenditure synergies estimated for FY 2019 through 2022 used by Marathon’s fairness advisor in its expected synergies analysis.

Response: The Company has revised the disclosure on page 99 of the Amended Registration Statement.

Selected Comparable Company Analysis, page 97

8.	Please discuss in greater detail the criteria used to select transactions and companies for the selected comparable company and transactions analyses of Barclays and the selected companies and transactions analyses of [Goldman Sachs]. For example, identify which size parameters were used, and disclose the size of the various transactions used for the analyses.

Response: The Company has revised the disclosure on pages 100, 103, 104, 125 and 127 of the Amended Registration Statement.

Unaudited Forecasted Financial Information, page 132

9.

Please disclose the material assumptions underlying the financial forecasts, including operating assumptions and Marathon’s long-term pricing forecast. We note that Barclays performed its analyses using assumptions which Marathon’s management instructed it to use. We further note that the companies prepared their forecasts based on Marathon’s

United States Securities and Exchange Commission

Division of Corporation Finance

July 5, 2018

long-term pricing forecast and that Goldman Sachs conducted analyses that considered refining gross margin projections for Andeavor and Marathon.

Response: The Company has revised the disclosure on pages 134 and 135 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Consolidated Combined Financial Statements, page 186

10.	We note several areas throughout your pro forma financial statements and related footnotes that refer to management’s inability to complete an analysis of the fair value of certain net assets to be acquired and the impact of Andeavor’s outstanding equity compensation awards. In this regard, your pro forma financial statements appear incomplete and therefore, do not provide the investor with adequate information about the continuing impact of a transaction as required under Regulation S-X, Rule 11-02. Revise your pro forma financial statements and related footnote disclosures to show how the proposed merger with Andeavor might have affected your historical financial statements if the merger had been consummated at an earlier time in accordance with Regulation S-X, Article 11.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we completed a preliminary analysis of the fair value of the net assets of Andeavor. This analysis is presently our best estimate of the fair value of the assets to be acquired and liabilities assumed based on Andeavor information available to us prior to the closing of the transaction. Additionally, we do not believe material adjustments related to Andeavor’s outstanding equity compensation awards are required based on information available to us prior to the closing of the transaction. We will finalize equity compensation award adjustments once the acquisition is completed and additional information is received. We have evaluated our disclosures in light of the Staff’s comment and the requirements of Regulation S-X, Rule 11-02. In the Amended Registration Statement, we have revised our disclosures on pages 40, 195, 196, 198 and 201 to clarify that we did complete a preliminary assessment of the fair value of the assets to be acquired and liabilities assumed and considered the impact of Andeavor’s outstanding equity awards.

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If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (419) 422-2121.

United States Securities and Exchange Commission

Division of Corporation Finance

July 5, 2018

Very truly yours,

/s/ Gary R. Heminger

Gary R. Heminger,

Chairman and Chief Executive Officer